

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

Via E-mail
Thomas A. Kingsbury
President and Chief Executive Officer
Burlington Holdings, Inc.
1830 Route 130 North
Burlington, New Jersey 08016

> **Re: Burlington Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 7, 2013**
> **File No. 333-189632**

Dear Mr. Kingsbury:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 126

Stockholders Agreement, page 126

1. We note your response to comment 19 in our letter dated July 24, 2013. Please revise your disclosure to clarify that the "investors" who are parties to the Stockholders Agreement and the "Majority Investors" who determine the composition of the board include the affiliates of Bain Capital that will own a controlling interest in you after the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Performance Measures, page 50

2. We note your response to comment 15 from our letter dated July 24, 2013. Since it appears that Covenant EBITDA is the performance measure that determines whether your executives receive incentive awards under your Bonus Plan, please tell us why you did not consider Covenant EBITDA to be a "key performance measure." If Covenant EBITDA is a key performance measure, please mention it under this heading and provide a cross-reference to the discussion of this measure on pages 71 and 72. Additionally, for the benefit of your readers, please disclose why you believe it is useful to present two different adjusted EBITDA measures, i.e. Adjusted EBITDA and Covenant EBITDA, for purposes of evaluating your performance, including the extent to which Adjusted EBITDA is used in determining management compensation.

Critical Accounting Policies and Estimates, page 73

Common Stock Valuation and Stock-Based Compensation, page 76

3. Your narrative disclosure at the top of page 80 indicates that valuations performed subsequent to April 2006 used an option pricing method in lieu of the probability weighted expected return method (PWERM). However, your tabular presentation of the assumptions used in recent valuations, as seen at the bottom of page 80, implies that management considered three different valuation methodologies in each of its recent valuations: the market approach, discounted cash flow, and PWERM. Please revise as necessary to clarify this apparent inconsistency.

4. Please confirm to us, if true, that the list of peer companies used to determine the valuation multiples did not change between the valuation as of February 25, 2012 and the valuation as of March 2, 2013. If the list of peer companies changed, please explain such change to us in reasonable detail, including clarifying the impact of this change in companies on the calculated multiple.

5. Please explain to us why the list of stock option grants on pages 81 and 82 indicates that for all options granted on or after May 21, 2013, the fair value of common stock at the grant date is currently being valued. Based on your narrative disclosures at the bottom of page 82, it appears that the fair value was determined to be $49.75 per share as of March 2, 2013. If you believe that a significant intervening event occurred subsequent to that date which would impact the fair value of your stock option grants, please explain this to us in more detail. If your next amendment does not include this fair value information, please explain your expected timing for determining this information.

6. We note your response to comment 16 from our letter dated July 24, 2013. Please also address how the fair value of the restricted stock awards was determined.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

7. We note your response to comment 25 from our letter dated July 24, 2013. Please
    disclose in an appropriate location in your footnotes, such as Note 1, an explanation of
    the transactions reflected in your pro forma presentation of earnings/loss per share and
    weighted average shares outstanding.

Note 11. Stock Option and Award Plans and Stock-Based Compensation, page F-27

8. We have reviewed your response to comment 29 from our letter dated July 24, 2013.
    Please explain to us in more detail how the formal ratification process and related
    communications that occurred in April 2011 differed from the Board of Directors'
    approval and communications that occurred in February 2011 in connection with the debt
    refinancing. Also explain in more detail when in February 2011 the Board approved the
    modification to the awards, when information about the modification was communicated
    to employees, when decisions were made about the debt refinancing, and when the
    related dividend was paid.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff
Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial
statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-
3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director